

ORBITAL ASSEMBLY CORPORATION
A California Corporation

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

ORBITAL ASSEMBLY CORPORATION

Period Ended December 31, 2020 and 2019

Table of Contents

Independent Auditor's Report 1

Financial Statements

   Balance Sheets.. 2

   Statements of Operations 3

   Statements of Changes in Shareholders' Equity 4

   Statements of Cash Flows 5

   Notes to the Financial Statements 6-10





F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
Orbital Assembly Corporation.

Opinion

We have audited the accompanying financial statements of Orbital Assembly Corporation (the Company), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, change in shareholders' equity and cash flows for the year ending December 31, 2020 and for the period from August 21, 2019 (inception) to December 31, 2019, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbital Assembly Corporation as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ending December 31, 2020 and for the period from August 21, 2019 (inception) to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has not yet commenced its principal operations and has indicated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Orbital Assembly Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Orbital Assembly Corporation's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Orbital Assembly Corporation 's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
August 24, 2021

ORBITAL ASSEMBLY CORPORATION
BALANCE SHEET
December 31, 2020 and 2019
(audited)

	2020		2019	
Assets				
Current assets				
Cash and cash equivalents	$	14,958	$	497
Prepaid expenses		42,700		-
Total assets	$	57,658	$	497
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable and accrued expenses	$	-	$	-
Total current liabilities		-		-
Non-current liabilities				
SAFE liability		158,348		-
Total non-current liabilities		158,348		-
Total liabilities		158,348		-
Commitments and contingencies		-		-
Stockholders' equity				
Common stock, 100,000,000 shares authorized;				
90,415,000 and 77,000,000 shares issued and outstanding as of				
December 31, 2020 and 2019, respectively		9,042		7,700
Additional paid-in capital		500		500
Accumulated deficit		(110,232)		(7,703)
Total stockholders' equity		(100,691)		497
Total liabilities and stockholders' equity	$	57,658	$	497

See independent auditor's report and accompanying notes to the financial statements.

ORBITAL ASSEMBLY CORPORATION

STATEMENT OF OPERATIONS

For the Year Ending December 31, 2020 and For The Period From August 21, 2019 (inception) to December 31, 2019

(audited)

	For the Year Ending December 31, 2020	For The Period From August 21, 2019 (inception) to December 31, 2019
Revenue	$ -	$ -
Operating expenses		
General and administrative	10,064	7,703
Engineering costs	88,258	-
Advertising	2,865	-
Consulting and advisory	1,342	-
Loss from operations and before income taxes	102,529	7,703
Provision for income taxes	-	-
Net loss	$ 102,529	$ 7,703

See independent auditor's report and accompanying notes to the financial statements.

ORBITAL ASSEMBLY CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ending December 31, 2020 and For The Period From August 21, 2019 (inception) to December 31, 2019

(audited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on August 21, 2019 (inception)	-	-	-	-	-
Issuance of founder shares	77,000,000	7,700			7,700
Shareholder contribution			500		500
Net loss				(7,703)	(7,703)
Balance on December 31, 2019	77,000,000 $	7,700 $	500 $	(7,703) $	497
Issuance of founder shares	13,000,300	1,300		-	1,300
Issuance of advisor and consultant shares	414,700	41		-	41
Net loss				(102,529)	(102,529)
Balance on December 31, 2020	90,415,000 $	9,042 $	500 $	(110,232) $	(100,691)

See accountants' review See independent auditor's report and accompanying notes to the financial statements.

4

ORBITAL ASSEMBLY CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2020 and For The Period From August 21, 2019 (inception) to December 31, 2019
(audited)

	For the Year Ending December 31, 2020	For The Period From August 21, 2019 (inception) to December 31, 2019
Cash flows from operating activities		
Net loss	$ (102,529)	$ (7,703)
Adjustments to reconcile net loss to net cash used by operating activities:		
Shares issued for services	1,342	7,700
Changes in operating assets and liabilities:		
Change in prepaid expenses	(42,700)	-
Net cash used by operating activities	(143,887)	(3)
Cash flows from financing activities		
Proceeds from shareholder contributions	-	500
Proceeds from SAFE notes	158,348	-
Net cash provided by financing activities	158,348	500
Net increase in cash and cash equivalents	14,461	497
Cash and cash equivalents, beginning	497	-
Cash and cash equivalents, ending	$ 14,958	$ 497
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Orbital Assembly Corporation ("the Company") is a corporation formed on August 21, 2019 under the laws of the State of California, and is headquartered in Rocklin, CA. The Company specializes in turn-key construction services in low-earth and cislunar orbit. Additionally, the company provides construction support services and tools to other private space companies and government space agencies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its long-term construction projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has not yet generated or recognized any revenue, nor has executed any revenue-producing contracts.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company had no outstanding accounts receivable balances, thus has not recognized any further allowance for uncollectible accounts.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ended December 31, 2020 and 2019, the Company had no on-hand inventory, thus determined that no such impairment charges were necessary.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2020 and 2019, the Company recognized $2,865 and $0 in advertising costs, respectively.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the State of California, which has similar statutes. As such, all tax years are open since the Company's inception.

The following table outlines the estimated deferred tax assets of the Company at December 31, assuming an estimated blended tax rate of 29.84%:

		2020		2019
Deferred tax asset:				
Net operating loss carryforward	$	30,200	$	2,300
Temporary differences - stock comp		-		2,300
Total deferred tax asset		30,200		4,600
Valuation allowance		(30,200)		(4,600)
Deferred tax asset, net	$	-	$	-

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

NOTE 2 – GOING CONCERN & UNCERTAINTIES

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $110,000, has not yet commenced its principal operations, and primarily relies on outside sources to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to commence profitable sales of its flagship products and services, and its ability to generate positive operational cash flow.

The Company also intends to conduct an offering under Regulation CF with a registered funding portal in the first quarter of 2021 in order to raise funds. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2021 and in future years.

In Q1 of 2021, Orbital Assembly Corporation engaged legal counsel to examine, and a mediator to facilitate, the amicable departure of an OAC executive officer to ensure there is no connection, linkage, or association between the executive's affiliation with a different and nonrelated entity and OAC because they are an executive of OAC. No material impact on the financial statements have occurred as result of the mediation.

NOTE 4 – SAFE agreements
Between June 2020 and November 2020, the Company issued SAFEs (Simple Agreements for Future Equity) to four of its founding officers in an aggregate amount of $239,000. Of these amounts, approximately $158,000 has been received as of December 31, 2020 and the remaining approximately $81,000 remains to be funded by the investors, however the investors have no continuing obligations to fund the remaining balances. The SAFEs are automatically converted into the number of preferred shares equal to the purchase amount divided by the lower price per share of preferred stock issued in a qualified equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of common shares equal to the purchase price of the security divided by liquidity price (as defined in the agreements).

The SAFE agreements provide holders with various additional protections, including preferences over shareholders in a dissolution event for payment of the Purchase Amount.

NOTE 5 – SHAREHOLDER'S EQUITY

The Company has 100,000,000 shares of common stock authorized, par value $.0001. During 2019, the Company issued an aggregate 77,000,000 shares to its founding shareholders and management in exchange for services provided, valued at an aggregate amount of $7,700.

During 2019, the Company's CEO contributed an aggregate $500 to the Company upon the opening of the corporate bank account, recognized as additional paid-in capital during the period.

During the year ending December 31, 2020, the Company granted an additional 13,000,300 shares to its officers and directors and 414,700 shares to consultants and advisors for services rendered.

The Company has further reserved the remaining authorized but unissued shares for issuance or sale to other third parties.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 24, 2021, the date these financial statements were available to be issued. The following transactions occurred subsequent to December 31, 2020:

During January and February 2021, the Company issued a SAFE note with substantially similar terms to those issued during 2020 to a single investor for aggregate proceeds of $9,000 and an additional roughly $48,000 was funded from the 2020 SAFE notes.

Subsequent to year end, the Company issued a total of 4,575,350 common shares to various individuals. Of this amount, an aggregate 3,980,000 were issued via a Reg CF campaign for gross proceeds of $995,000 and the remaining 595,350 were issued for services rendered to consultants and advisors.